Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-281908

Relating to the

Preliminary Prospectus Supplement

Dated May 20, 2025

(To Prospectus Dated September 3, 2025)

PRICING TERM SHEET

May 20, 2025

Cipher Mining Inc.

Offering of

17,540,000 shares of Common Stock

The information in this pricing term sheet supplements Cipher Mining Inc.’s preliminary prospectus supplement, dated May 20, 2025 (the “Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Cipher Mining Inc. and not to its subsidiaries.

Issuer	Cipher Mining Inc.

Securities Offered	Morgan Stanley & Co. LLC, acting on behalf of itself and/or its affiliates, is offering and selling short 17,540,000 shares of common stock, $0.001 par value per share, of Cipher Mining Inc. (the “Common Stock”) to facilitate hedging transactions by certain investors subscribing for our 1.75% convertible senior notes due 2030 (the “Notes”) in the Concurrent Notes Offering (as defined below). No new shares of Common Stock will be issued in this offering.

Ticker / Exchange for Common Stock	CIFR / Nasdaq Global Select Market (“Nasdaq”).

Last Reported Sale Price per Share of Common Stock on Nasdaq on May 20, 2025	$3.78.

Public Offering Price per Share of Common Stock	Initially, $3.42.

Underwriter’s Fee Payable by the Issuer	$0.0570 per share of Common Stock.

Concurrent Notes Offering	On May 20, 2025, we announced the pricing of our previously announced underwritten public offering of $150,000,000 aggregate principal amount of the Notes. The issuance and sale of the Notes are scheduled to settle on May 22, 2025, subject to customary closing conditions. We granted the underwriters of the Concurrent Note Offering a 30-day option to purchase up to an additional $22,500,000 principal amount of Notes solely to cover over-allotments.

The Notes will accrue interest at a rate of 1.75% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2025. The initial conversion rate of the Notes is 224.9213 shares of Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $4.45 per share of Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Note Offering, before offering expenses, if it is consummated, will be approximately $145.9 million (or approximately $167.8 million if the underwriters of the Concurrent Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions.

We expect to use the net proceeds of the Concurrent Note Offering to complete Phase 1 of the Black Pearl data center project (“Phase 1”), including: (i) purchasing at a discount the remaining balance of mining rigs required for Phase 1; (ii) paying expected tariffs and shipping costs for the mining rigs to be used for Phase 1; and (iii) paying other infrastructure-related capital expenditures in connection with Phase 1, and for general corporate purposes.

The Concurrent Note Offering is being made pursuant to a prospectus supplement and the accompanying base prospectus that we filed with the Securities and Exchange Commission (the “SEC”). This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Note Offering. See “The Concurrent Notes Offering” in the Preliminary Prospectus Supplement.

Trade Date	May 21, 2025.

Settlement Date	May 22, 2025; provided that the completion of this offering is contingent upon the completion of the Concurrent Notes Offering, and the completion of the Concurrent Notes Offering is contingent upon the completion of this offering.

Book-Running Manager	Morgan Stanley & Co. LLC

CUSIP / ISIN Numbers for the Common Stock	17253J106 / US17253J1060.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Common Stock Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Common Stock Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department.

The information in this pricing term sheet is not a complete description of the Common Stock. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.